Second Leading Independent Proxy Advisor Glass, Lewis
& Co. Recommends Nuvei Shareholders Vote “FOR”Arrangement

•	Shareholders are encouraged to vote "FOR" the special resolution approving the Arrangement in advance of the June 14, 2024 at 10:00 a.m. (Eastern time) deadline

•	For more information, go to www.NuveiPOA.com

MONTREAL, June 11 2024 – Nuvei Corporation ("Nuvei" or the "Company") (Nasdaq: NVEI) (TSX: NVEI), today announced that proxy advisory firm Glass, Lewis & Co. (“Glass Lewis”) has recommended that Nuvei shareholders vote FOR the previously announced statutory plan of arrangement (the “Arrangement”) involving the Company and Neon Maple Purchaser Inc. (the “Purchaser”), a newly-formed entity controlled by Advent International ("Advent"), pursuant to the provisions of the Canada Business Corporations Act. Pursuant to the Arrangement, the Purchaser will acquire all the issued and outstanding subordinate voting shares (“Subordinate Voting Shares”) and multiple voting shares (“Multiple Voting Shares”) of the Company (collectively, the “Shares”) that are not Rollover Shares1 for a price of US$34.00 cash per Share. The special meeting of shareholders (the “Meeting”) to approve the Arrangement will be held on June 18, 2024 at 10:00 a.m. (Eastern time), in a virtual format at the following link: https://web.lumiagm.com/432819058.

Glass Lewis is the second leading independent proxy advisory firm to recommend shareholders vote “FOR” the Arrangement, following the previously announced recommendation from Institutional Shareholder Services (“ISS”).

Board Recommends Shareholders Vote FOR the Arrangement

The board of directors of the Company (the “Board”) has unanimously concluded (with interested directors abstaining from voting) that the Arrangement is in the best interests of the Company and its shareholders and recommends that shareholders vote FOR the special resolution approving the Arrangement (the “Arrangement Resolution”). This recommendation followed the unanimous recommendation of a special committee of the Board which is comprised solely of independent directors and was formed in connection with the transaction.

The Company's management proxy circular and the Schedule 13E-3 required pursuant to the Rules under the U.S. Securities and Exchange Act of 1934, as amended, are available under Nuvei's profile on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov.

1 Philip Fayer, certain investment funds managed by Novacap Management Inc. (collectively, "Novacap") and CDPQ (together with entities they control directly or indirectly, collectively, the "Rollover Shareholders") have agreed to roll approximately 95%, 65% and 75%, respectively, of their Shares (the "Rollover Shares") and are expected to receive in aggregate approximately US$563 million in cash for the Shares sold on closing (percentages and amount of expected cash proceeds are subject to change as a result of cash generated before closing).

Vote Today FOR the Arrangement Resolution

Your vote is important regardless of the number of Shares you own. If you are unable to be virtually present at the Meeting, we encourage you to submit your proxy or voting instruction form, so that your Shares can be voted at the Meeting in accordance with your instructions. To be counted at the Meeting, votes must be received by Nuvei’s transfer agent, TSX Trust Company, no later than 10:00 a.m. (Eastern time) on June 14, 2024, or, if the Meeting is adjourned or postponed, at least 48 hours (excluding Saturdays and holidays) prior to the commencement of the reconvened Meeting.

Shareholder Questions and Assistance

If you have any questions or require more information with respect to the procedures for voting, please contact our strategic advisor, Kingsdale Advisors by telephone at 1 (888) 327-0819 (toll-free in North America) or at (416) 623-4173 (outside of North America), or by email at contactus@kingsdaleadvisors.com. For more information, please visit www.NuveiPOA.com.

About Nuvei

Nuvei (Nasdaq: NVEI) (TSX: NVEI) is the Canadian fintech company accelerating the business of clients around the world. Nuvei's modular, flexible and scalable technology allows leading companies to accept next-gen payments, offer all payout options and benefit from card issuing, banking, risk and fraud management services. Connecting businesses to their customers in more than 200 markets, with local acquiring in 50 markets, 150 currencies and 700 alternative payment methods, Nuvei provides the technology and insights for customers and partners to succeed locally and globally with one integration.

Forward-Looking Information

This press release contains "forward-looking information" and "forward-looking statements" (collectively, "Forward-looking information") within the meaning of applicable securities laws. This forward-looking information is identified by the use of terms and phrases such as "may", "would", "should", "could", "expect", "intend", "estimate", "anticipate", "plan", "foresee", "believe", or "continue", the negative of these terms and similar terminology, including references to assumptions, although not all forward-looking information contains these terms and phrases. Particularly, statements regarding the proposed transaction, including the proposed timing and various steps contemplated in respect of the transaction and statements regarding the plans, objectives, and intentions of Mr. Philip Fayer, Novacap, CDPQ or Advent are forward-looking information.

In addition, any statements that refer to expectations, intentions, projections or other characterizations of future events or circumstances contain forward-looking information. Statements containing forward-looking information are not historical facts but instead represent management's expectations, estimates and projections regarding future events or circumstances.

Forward-looking information is based on management's beliefs and assumptions and on information currently available to management, and although the forward-looking information contained herein is based upon what we believe are reasonable assumptions, investors are cautioned against placing undue reliance on this information since actual results may vary from the forward-looking information.

Forward-looking information involves known and unknown risks and uncertainties, many of which are beyond our control, that could cause actual results to differ materially from those that are disclosed in or implied by such forward-looking information. These risks and uncertainties include, but are not limited to, the risk factors described in greater detail under the heading "Risk Factors" in the Company's annual information form filed on March 5, 2024 and under the heading “Risk Factors” in the Company’s management’s discussion and analysis for the three months ended March 31, 2024. These risks and uncertainties further include (but are not limited to) as concerns the transaction, the failure of the parties to obtain the necessary shareholder, regulatory and court approvals or to otherwise satisfy the conditions to the completion of the transaction, failure of the parties to obtain such approvals or satisfy such conditions in a timely manner, significant transaction costs or unknown liabilities, failure to realize the expected benefits of the transaction, and general economic conditions. Failure to obtain the necessary shareholder, regulatory and court approvals, or the failure of the parties to otherwise satisfy the conditions to the completion of the transaction or to complete the transaction, may result in the transaction not being completed on the proposed terms, or at all. In addition, if the transaction is not completed, and the Company continues as a publicly-traded entity, there are risks that the announcement of the proposed transaction and the dedication of substantial resources of the Company to the completion of the transaction could have an impact on its business and strategic relationships (including with future and prospective employees, customers, suppliers and partners), operating results and activities in general, and could have a material adverse effect on its current and future operations, financial condition and prospects. Furthermore, in certain circumstances, the Company may be required to pay a termination fee pursuant to the terms of the Arrangement Agreement which could have a material adverse effect on its financial position and results of operations and its ability to fund growth prospects and current operations.

Consequently, all of the forward-looking information contained herein is qualified by the foregoing cautionary statements, and there can be no guarantee that the results or developments that we anticipate will be realized or, even if substantially realized, that they will have the expected consequences or effects on our business, financial condition or results of operation. Unless otherwise noted or the context otherwise indicates, the forward-looking information contained herein represents our expectations as of the date hereof or as of the date it is otherwise stated to be made, as applicable, and is subject to change after such date. However, we disclaim any intention or obligation or undertaking to update or amend such forward-looking information whether as a result of new information, future events or otherwise, except as may be required by applicable law.

For further information, please contact:

Investors

Kingsdale Advisors

contactus@kingsdaleadvisors.com

Chris Mammone, Head of Investor Relations

IR@nuvei.com

Media

Joel Shaffer

FGS Longview

Joel.shaffer@fgslongview.com

NVEI-IR